3/21


05006723

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Biomo Medical Corp

*CURRENT ADDRESS


PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34689 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/23/05

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

ARLS
12-31-04

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
Consolidated Financial Statements
December 31, 2004

AUDITORS' REPORT

To the Shareholders of
BioMS Medical Corp.

We have audited the consolidated balance sheets of BioMS Medical Corp., a development stage corporation as at December 31, 2004 and December 31, 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and December 31, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Collins Barrow Edmonton LLP

Edmonton, Alberta
February 3, 2005

Chartered Accountants

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

Consolidated Balance Sheet

December 31, 2004 and 2003

	2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 12,385,258	$ 18,948,634
Amounts receivable	234,709	132,979
Prepaid expenses	438,229	66,686
Short term investments	2,000,342	--
	15,058,538	19,148,299
Investment (Note 3)	189,057	121,550
Licensing costs (Note 4)	11,797,583	13,269,325
Property and equipment (Note 5)	203,487	134,527
	$ 27,248,665	$ 32,673,701
LIABILITIES		
Current Liabilities		
Accounts payable	$ 1,138,999	$ 2,208,580
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	59,092,732	50,852,510
Contributed surplus (Note 6)	613,095	403,928
Deficit	(33,596,161)	(20,791,317)
	26,109,666	30,465,121
	$ 27,248,665	$ 32,673,701

Commitments (Note 12)

Approved on behalf of the Board

"Kevin Giese"	"Laine Woollard"
Signed	Signed
Director	Director

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

Consolidated Statement of Operations

For the Years Ended December 31, 2004 and 2003 and
Period From Inception to December 31, 2004

	Cumulative from Inception to December 31, 2004	**2004**	2003
Revenue			
Interest income	**$ 2,267,961**	**$ 388,570**	$ 789,897
Expenses			
Research and development (Note 7)	**19,875,414**	**7,282,549**	3,983,117
General and administrative (Note 8)	**9,643,558**	**4,097,860**	2,957,175
Amortization of licensing costs	**5,867,703**	**1,471,742**	1,472,622
Amortization of property and equipment	**74,053**	**43,653**	17,510
	35,460,728	**12,895,804**	8,430,424
Net loss	**$ 33,192,767**	**$ 12,507,234**	$ 7,640,527
Loss per common share - basic (Note 9)		**$ 0.24**	$ 0.16

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

Consolidated Statement of Deficit

For the Years Ended December 31, 2004 and 2003 and
Period From Inception to December 31, 2004

	Cumulative from Inception to December 31, 2004	2004	2003
Balance, beginning of period	$ ---	$ 20,791,317	$ 13,045,006
Net loss	33,192,767	12,507,234	7,640,527
Excess of repurchase price of common shares over stated capital	403,394	297,610	105,784
Balance, end of period	$ 33,596,161	$ 33,596,161	$ 20,791,317

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2004 and 2003 and
Period From Inception to December 31, 2004

	Cumulative from Inception to December 31, 2004	2004	2003
Cash provided by (used in):			
Operating Activities			
Net loss	$ (33,192,767)	$ (12,507,234)	$ (7,640,527)
Items not involving cash:			
Stock-based compensation	613,095	209,167	403,928
Amortization of licensing costs	5,867,703	1,471,742	1,472,622
Amortization of property and equipment	74,053	43,653	17,510
Net change in non-cash working capital balances related to operations (Note 10)	451,903	(1,542,854)	392,095
	(26,186,013)	(12,325,526)	(5,354,372)
Investing Activities			
Investment funds advanced (Note 3)	(189,057)	(67,507)	(121,550)
Purchase of property and equipment	(277,540)	(112,613)	(101,743)
Licensing costs	(6,467,433)	—	—
Purchase of short term investments	(2,000,342)	(2,000,342)	—
	(8,934,372)	(2,180,462)	(223,293)
Financing Activities			
Repurchase of share capital (Note 6)	(614,231)	(454,681)	(159,550)
Share issue costs	(2,203,718)	(1,042,440)	—
Proceeds from issuance of share capital (Note 6)	50,323,592	9,439,733	825,000
	47,505,643	7,942,612	665,450
Increase (decrease) in cash	12,385,258	(6,563,376)	(4,912,215)
Cash and cash equivalents, beginning of year	—	18,948,634	23,860,849
Cash and cash equivalents, end of year	$ 12,385,258	$ 12,385,258	$ 18,948,634
Cash and cash equivalents consist of:			
Bank accounts	$ 642,745	$ 642,745	$ 1,241,294
Interest bearing deposits and securities	11,742,513	11,742,513	17,707,340
	$ 12,385,258	$ 12,385,258	$ 18,948,634

---

1. **Nature of Business**

BioMS Medical Corp. (the "Corporation") is incorporated in Alberta under the Business Corporations Act and is a development stage corporation. It has obtained exclusive world wide license to a new medical technology for the treatment of Multiple Sclerosis and to a new medical technology for mobilizing hematopoetic cells in humans. On May 6, 2004, Rycor Technology Investments Corp., a wholly owned subsidiary of the Corporation, changed its name to BioMS Technology Corp.

2. **Summary of Significant Accounting Policies**

Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary BioMS Technology Corp. All intercompany balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

Cash and cash equivalents includes balances with banks, term deposits and investments, which are highly liquid interest bearing marketable securities or deposits with a maturity of three months or less when purchased.

Short Term Investments

Short term investments are recorded at cost.

Property and Equipment

Property and equipment is recorded at cost less amortization. Property and equipment is amortized over their estimated useful life using the straight-line method at a rate of 20%.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years. The Corporation regularly reviews its licensing costs for impairment and records an impairment charge when it has been determined that there has been a loss in value that is other than a temporary decline.

Revenue Recognition

Interest revenue is recognized on the accrual basis in accordance with the terms of the deposits or securities held.

Future revenues which may arise from licensing, royalties or sales of products will be recognized on an accrual basis in accordance with contractual agreements.

2. **Summary of Significant Accounting Policies** (Continued)

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Income Taxes

The Corporation accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation

The Corporation grants stock options to employees, directors and consultants pursuant to a stock option plan described in Note 6. The Corporation uses the fair value method of accounting for all stock-based awards granted since January 1, 2003.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Investment**

The Corporation has a 28% interest in a private company that is accounted for using the equity method. Under the terms of the agreement, the Corporation has committed to purchase a total of 30% interest in the company for $200,000 and has an option to purchase up to a total of 50% interest over the next year. The fair value of the investment at December 31, 2004 is not readily determinable.

4. Licensing Costs

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Licensing costs	$ 17,665,286	$ 5,867,703	$ 11,797,583	$ 13,269,325

The licensing costs relate to patents the Corporation has acquired with respect to the treatment of Multiple Sclerosis. There was no impairment of licensing costs recorded during the years ended December 31, 2004 and 2003.

5. Property and Equipment

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Furniture and equipment	$ 15,441	$ 1,852	$ 13,589	$ 5,037
Computer equipment and software	131,789	46,204	85,585	70,128
Leasehold improvements	130,310	25,997	104,313	59,362
	$ 277,540	$ 74,053	$ 203,487	$ 134,527

6. Share Capital

Authorized:

Unlimited number of Class A and B voting, common shares, no par value
Unlimited number of Class C and D non-voting, common shares, no par value
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

	Common Shares Issued and Outstanding		Contributed Surplus
	Shares	Amount	
Balance, December 31, 1999			
Common shares issued for cash	2,900,000	$ 460,000	$
Share issue costs		(76,610)	

6. **Share Capital** (Continued)

	Common Shares Issued and Outstanding		Contributed
	Shares	Amount	Surplus
Balance, December 31, 2000	2,900,000	383,390	
Reverse takeover by BioMS Technology Corp.	38,431,289	30,104,917	
Issued for cash on exercise of stock options	3,266,630	9,070,490	
Common shares issued for cash	3,300,000	8,250,000	
Share issue costs		(971,065)	
Balance, December 31, 2001	47,897,919	46,837,732	
Issued for cash on exercise of share purchase warrants	658,752	2,635,008	
Private placement issued for cash	150,000	615,000	
Issued for cash on exercise of employee stock options	3,000	8,911	
Share issue costs		(15,375)	
Balance, December 31, 2002	48,709,671	50,081,276	
Issued for cash on exercise of share purchase warrants	330,000	825,000	
Repurchase pursuant to normal course issuer bid	(52,200)	(53,766)	
Contributed surplus			403,928
Balance, December 31, 2003	48,987,471	50,852,510	403,928
Private placement issued for cash	2,844,495	9,386,833	
Issued for cash on exercise of employee stock options	126,000	52,900	
Repurchase pursuant to normal course issuer bid	(137,300)	(157,071)	
Share issue costs		(1,042,440)	
Contributed surplus			209,167
Balance, December 31, 2004	51,820,666	$ 59,092,732	$ 613,095

6. **Share Capital** (Continued)

Shares Issued

In relation to the prospectus offering dated January 12, 2004, 2,844,495 units of the Corporation were issued at a price of $3.30 per unit to raise gross proceeds of $9,386,833. Each unit consisted of one Class A common share of the Corporation and one-half of one share purchase warrant entitling the holder to purchase one Class A common share at a price of $4.30 per share on or before March 17, 2005.

Normal Course Issuer Bid

On August 7, 2003, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 500,000 Class A common shares, during the period of August 15, 2003 to August 14, 2004 at the market price at the time of the repurchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid will be cancelled by BioMS Medical Corp. Pursuant to the Normal Course Issuer Bid, the Corporation acquired 125,900 of its common shares at an average price of $3.26 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

On August 12, 2004, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 200,000 Class A common shares during the period of August 15, 2004 to August 14, 2005 at the market price at the time of the repurchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid will be cancelled by BioMS Medical Corp. Pursuant to the Normal Course Issuer Bid, the Corporation acquired 63,600 of its common shares at an average price of $3.20 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

Incentive Stock Option Plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the Corporation. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At December 31, 2004, 4,000,000 common shares were reserved for stock options, of which 2,762,500 options have been granted under this plan. The remaining 1,278,000 options were issued prior to the establishment of the stock option plan.

6. **Share Capital** (Continued)

	December 31, 2004		December 31, 2003	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,911,500	$ 3.22	2,541,500	$ 3.17
Granted	1,285,000	3.43	400,000	3.55
Cancelled	(20,000)	2.50	---	---
Expired	(10,000)	2.97	(30,000)	4.50
Exercised	(126,000)	0.42	---	---
Outstanding, end of period	4,040,500	3.36	2,911,500	3.22

Range of Exercise Prices:

		Options Outstanding			Options Exercisable	
		Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price
$0.20		43,500	$ 0.20	1.02	43,500	$ 0.20
$2.50 to	$2.97	1,082,000	2.59	1.68	877,000	2.59
$3.08 to	$3.50	1,510,000	3.39	9.36	1,424,800	3.40
$3.65		60,000	3.65	8.24	60,000	3.65
$4.00 to	$4.14	1,315,000	4.00	7.80	1,255,000	4.00
$5.75		30,000	5.75	1.85	30,000	5.75
		4,040,500	3.36	6.63	3,690,300	3.40

2,255,000 options are issued to directors and 1,785,500 options are issued to employees and consultants.

Stock-Based Compensation Expense

As the Corporation is following the fair value based method of accounting for stock options, compensation expense of $209,167 has been recorded for the year ended December 31, 2004 (2003 - $403,928).

6. **Share Capital** (Continued)

Stock-Based Compensation Expense (Continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Corporation used the Black-Scholes option valuation model to estimate the fair value of the options for the year ended December 31, 2004 and 2003 using the following weighted average assumptions:

	2004	2003
Dividend yield	**0.0**	0.0
Volatility factors of expected marketplace	**22.01%**	26.6%
Risk-free interest rate	**3.3%**	5.0%
Weighted average expected life of the options	**72 mos.**	73 mos.

Pro Forma Disclosure

For stock-based awards granted prior to January 1, 2003, revised CICA Section 3870 requires the disclosure of pro forma loss and loss per share information as if the Corporation had accounted for employee stock options under the fair value method. The pro forma disclosure related to options granted prior to January 1, 2003 have been calculated based on the following weighted average assumptions: risk-free interest rate - 5.0%; expected life of options - six years; expected volatility - 26.6%; expected dividend yield - 0%, is as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Loss for the year	**$ 12,507,234**	$ 7,640,527
Add: fair value of stock-based compensation	**570,050**	569,687
Pro forma loss for the year	**$ 13,077,284**	$ 8,210,214
Pro forma loss per common share	**$ 0.26**	$ 0.17

6. **Share Capital** (Continued)

Warrants

The Corporation has issued warrants as follows:

	Weighted Average Number of Warrants	Subscription Price
December 31, 2003		
Outstanding, beginning of year	1,650,000	$ 4.00
Issued on exercise of compensation warrants	165,000	4.00
Outstanding, end of year	1,815,000	
December 31, 2004		
Issued during the year	1,422,248	4.00
Outstanding, end of year	3,237,248	

Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 common shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004. Effective October 21, 2004, the expiry date was extended from October 22, 2004 to October 22, 2005.

The warrants issued under the prospectus dated January 12, 2004 have an exercise price of $4.30. The exercise price was reduced December 23, 2004 to $4.00 per share and the expiry date was extended from March 17, 2005 to October 22, 2005. Each whole warrant entitles the holder to purchase one Class A common share on or before October 22, 2005.

7. **Research and Development Expenses**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

8. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs, management remuneration and other expenses.

9. **Loss Per Share**

Loss per share has been allocated on the weighted average number of common shares outstanding for the year of 51,167,584 (December 31, 2003 - 48,762,488).

The effect of potential exercise of options and warrants are anti-dilutive at December 31, 2004 and December 31, 2003 and is therefore not presented.

10. **Non Cash Working Capital Balances**

	2004	2003
Amounts receivable	$ (101,730)	$ (60,150)
Prepaid expenses	(371,543)	14,912
Accounts payable	(1,069,581)	437,333
	$ (1,542,854)	$ 392,095

11. **Income Tax**

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Corporation's future tax liabilities and assets as of December 31, 2004 are as follows:

	2004	2003
Difference between book value and tax value of property and equipment and licensing costs	$ 2,452,925	$ 2,126,570
Income tax losses	8,021,539	4,802,390
	10,474,464	6,928,960
Valuation allowance	10,474,464	6,928,960
Net future income tax asset	$ ---	$ ---

11. **Income Tax** (Continued)

The Corporation has non-capital income tax losses in the amount of $23,683,315 in the aggregate available as at December 31, 2004 to reduce taxable income in future years. The potential income tax benefit of these losses has not been reflected in the financial statements at December 31, 2004. The losses will expire as follows:

2007	$ 659,307
2008	3,056,691
2009	6,078,151
2010	3,143,323
2011	10,745,843
	$ 23,683,315

The difference between the computed expected income tax recovery based on a combined federal and provincial tax rate of 33.87% (2003 - 37.12%) and the actual income tax recovery are summarized as follows:

	2004	2003
Computed expected income tax recovery	$ **4,236,176**	$ 2,836,164
Decrease in tax resulting from:		
Amortization in excess of deductible expense for tax	**(512,206)**	(551,976)
Non-deductible items	**(84,353)**	(243,430)
Unrecognized benefits of tax losses	**(3,639,617)**	(2,040,758)
Income tax expense	$ —	$ —

12. **Commitments**

The Corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

The Corporation has entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives, and royalties on an escalating scale based on net sales of the licensed product.

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

Notes to the Consolidated Financial Statements

December 31, 2004 and December 31, 2003

13. **Differences Between Canadian and United States Generally Accepted Accounting Principles**

The financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada which, as they apply to the Corporation, differ in certain material respects from those applicable in the United States. Significant differences between Canadian GAAP and U.S. GAAP are set forth below:

	2004	2003
Balance sheet adjustments:		
Licensing Costs		
Balance under Canadian GAAP	**$ 11,797,583**	$ 13,269,325
Adjustment for licensing costs (A)	**(11,797,583)**	(13,269,325)
Balance under U.S. GAAP	**$ ---**	$ —
Share Capital		
Balance under Canadian GAAP	**$ 59,092,732**	$ 50,852,510
Adjustment for stock compensation for non-employees (B)	**74,700**	74,700
Adjustment for stock compensation for employees (B)	**3,159,000**	3,159,000
Balance under U.S. GAAP	**$ 62,326,432**	$ 54,086,210

	Cumulative from Inception to December 31, 2004	**2004**	2003
Deficit			
Opening balance under U.S. GAAP referred to as "Deficit Accumulated During the Development Stage"	**$ ---**	**$ 37,294,342**	$ 31,020,653
Net loss and comprehensive loss under U.S. GAAP	**48,224,050**	**11,035,492**	6,167,905
Excess of purchase price of common shares over stated capital	**403,394**	**297,610**	105,784
Balance under U.S. GAAP Referred to as "Deficit Accumulated During The Development Stage"	**$ 48,627,444**	**$ 48,627,444**	$ 37,294,342

13. **Differences Between Canadian and United States Generally Accepted Accounting Principles** (Continued)

	Cumulative from Inception to December 31, 2004	2004	2003
Effect on consolidated statement of operations			
Net loss under Canadian GAAP	$ 33,192,767	$ 12,507,234	$ 7,640,527
Licensing costs (A)	11,797,583	(1,471,742)	(1,472,622)
Stock-based compensation (B)	3,233,700	—	—
Net loss and comprehensive loss under U.S. GAAP	$ 48,224,050	$ 11,035,492	$ 6,167,905
Basic loss per share - U.S. GAAP		$ 0.22	$ 0.13

There are no other differences between Canadian GAAP and U.S. GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

A) Licensing Costs

On December 14, 2000, the Corporation entered into a licensing agreement with the University of Alberta through which it was granted exclusive rights to medical technology for the treatment of multiple sclerosis. Under Canadian GAAP, licensing costs are capitalized and amortized over the term of the licensing agreement. Under U.S. GAAP, the licensing costs are considered rights to unproven technology which may not have alternative future uses and therefore, would have been expensed in the year incurred. For the current fiscal year, there would be no amortization on licensing costs expensed under U.S. GAAP.

B) Stock Based Compensation

Prior to January 1, 2003, there was a difference in how stock-based compensation was accounted for under Canadian and U.S. GAAP. Under U.S. GAAP, the Corporation would have applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. During the year ended December 31, 2001, 900,000 options were issued to employees with an exercise price of $2.50 when the prevailing market price was $6.01. The intrinsic value method recognizes an expense based on the difference between the exercise price and the prevailing market rate. In 2002, all options granted had an exercise price exceeding the prevailing market price on the grant date and, accordingly, no stock compensation expense was recognized in 2002.

---

13. **Differences Between Canadian and United States Generally Accepted Accounting Principles** (Continued)

B) Stock Based Compensation (Continued)

During the 2003 year and the 2004 year, the Corporation used the fair value method of accounting for stock-based compensation to employees under both U.S. and Canadian GAAP.

Under U.S. GAAP, SFAS No. 123, "Accounting for Stock Based Compensation", requires the recording of compensation costs for stock options issued after December 15, 1995, to non-employees, at fair value. The fair value of the non-employee stock options granted during the fiscal years ended December 31, 2002 and December 31, 2001 have been recognized under U.S. GAAP. During the 2003 year and the 2004 year, there is no difference between U.S. and Canadian GAAP in accounting for stock-based compensation to non-employees.

14. **Financial Instruments**

Financial instruments of the Corporation consist mainly of cash and cash equivalents, short term investments, amounts receivable, investment and accounts payable. As at December 31, 2004, there are no significant differences between the carrying amounts of these items and their estimated fair values unless otherwise noted.

15. **Related Party Transactions**

The Corporation paid management and administration amounts of $720,000 (2003 - $523,500) to a director and companies controlled by directors and officers. Office rent in the amount of $96,500 (2003 - $54,675) was also paid to a company controlled by a director of the Corporation. Directors fees have been paid in the amount of $123,960 (2003 - $96,506).

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. **Interest Rate Risk**

The Corporation has reduced its exposure to interest rate risk by holding short term deposits.

17. **Credit Risk**

The Corporation has no exposure to credit risk as no sales have yet occurred.

18. **Comparative Figures**

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year End December 31, 2004

This Management's Discussion and Analysis of Financial Condition and Results of Operations for BioMS Medical Corp. should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes. The Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars. A reconciliation to United States generally accepted accounting principles is included in Note 13 to the Consolidated Financial Statements.

Overview

BioMS Medical Corp. ("BioMS" or the "Corporation") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. The Corporation has received approval from Health Canada as well as regulatory authorities in the United Kingdom to conduct a Phase II/III Pivotal Clinical Trial on MBP8298. The Corporation has also licensed a new platform technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials.

BioMS Medical Corp. has purchased an interest in BioCyDex Inc. BioCyDex is a private company that is developing a unique proprietary drug delivery technology to deliver both existing and novel antiviral and chemotherapeutic compounds directly into cells, with the potential to greatly enhance their effectiveness. The company is additionally developing technology for the delivery and imaging of genes in cells, to be used as part of gene therapy treatments.

To fund its operations, the Corporation relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Corporation trade on the Toronto Stock Exchange (TSX) under the symbol, MS.

Three Year Review

Financial Information for the last three years ended December 31, 2004

	2004	2003	2002
Revenue	$388,570	$789,897	$542,593
Expenses	$12,895,804	$8,430,424	$8,345,640
Net Loss	($12,507,234)	($7,640,527)	($7,803,047)
Loss per common share	($0.24)	($0.16)	($0.16)
Total Assets	$27,248,665	$32,673,701	$38,807,517

Discussion of Operations and Financial Condition

The consolidated net loss of the Corporation for the twelve months ended December 31, 2004 was $12.5 million or $0.24 per share compared with a consolidated net loss of $7.6 million or $0.16 per share for the previous year. During 2004 BioMs Medical Corp. spent time and resources in the application and completion of the protocol for the Phase II/III Clinical trial of MBP8298 in Canada as well as in the United Kingdom. The Corporation as well spent the time and resources in the development of MBP8298 in commercial volume.

Revenue

The revenue of the Corporation consisted entirely of interest earned on funds invested. Interest revenue was $388,570 for the twelve-month period ended December 31, 2004, as compared to $789,897 for the previous year. The Corporation expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of cash reserves invested.

Expenses

Total consolidated expenses for the twelve months ended December 31, 2004 were $12,895,804 as compared with $8,430,424 in the previous year. In 2004, expenses related to the Corporation's direct research and development efforts accounted for $7,282,549 or 56% of all expenses as compared with $3,983,117 or 47% in 2003.

Research and development

Research and development expenditures for the twelve months ended December 31, 2004 totaled $7,282,549 compared with $3,983,117 in 2003. The increase in costs was the result of the completion of all preliminary work on MBP8298 in preparation of the next phase of human clinical trials for MBP8298 and HYC750.

General and administration

General and administration expenditures increased to $4,097,860 for the twelve months ended December 31, 2004 as compared to $2,957,175 in the year ended December 31, 2003. General and administration costs represented approximately 32% of total gross expenses for the Company in 2004 compared with approximately 35% in 2003. General and administration costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Corporation. The large increase in the total expenditures is the result of a general increase in the overall activity of the Corporation.

Stock-based Compensation Expense

As of January 1, 2003, the Corporation adopted the new accounting standard for stock-based compensation. As such, new awards of stock options commencing January 1, 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense over the period in which the related services are rendered.

During the year the Corporation granted 1,285,000 new stock options. The Corporation used the Black-Scholes option pricing model to estimate the fair value of the options granted. The 1,285,000 options granted were vested immediately. Application of the fair value method resulted in a $209,167 charge to stock based compensation expense with a corresponding charge to contributed surplus for the year ended December 31, 2004

Eight Quarter Review

Financial Information – Quarterly
(In thousands of dollars, except for (loss) per share)

	Year Ended December 31, 2004				Year Ended December 31, 2003			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	90,585	112,681	98,950	86,354	223,133	198,084	173,220	195,460
Research and development	3,368,811	995,454	1,065,846	1,852,438	195,155	1,273,497	801,035	1,713,430
General and administrative	779,835	883,939	1,056,190	1377,896	713,628	755,956	635,691	851,900
Amortization of licensing costs	367,936	367,935	367,936	367,935	367,936	367,934	367,936	368,816
Amortization of property and equipment	8,442	8,677	12,701	13,833	2,746	3,821	2,812	8,131
Net Loss	4,434,439	2,143,324	2,403,723	3,525,748	1,056,332	2,203,124	1,634,254	2,746,817
Loss per common share – basic	(0.09)	(0.04)	(0.05)	(0.07)	(0.02)	(0.05)	(0.03)	(0.06)

BioMs Medical Corp. is a development stage Corporation, with its primary focus being the development and commercialization of a medical treatment for multiple sclerosis. As such, the Corporation's focus is not on earnings (loss) per share, but rather that the Corporation has adequate financial resources to fund the research and development programs it conducts. As discussed more fully in the liquidity section of this document, the Corporation believes it currently has adequate resources to fund the expected costs of the next clinical trials in Canada.

The quarterly results of the Corporation have fluctuated primarily as a result of various projects being conducted in the research.

In the 4th quarter of 2004, the Corporation incurred a loss of $3,525,748 or $0.07 per share as compared to a loss of $2,746,817 or $0.06 per share in the 4th quarter of 2003. Revenue was $86,354 in the period in 2004 compared to $195,460 in 2003. Research and development increased to $1,852,438 in 2004 from $1,713,430 in 2003. General and Administrative costs increased to $1,377,896 for the quarter in 2004 from $851,900 in 2003.

Liquidity and Solvency

As at December 31, 2004 cash and short-term investments totaled $14,385,600 as compared to $18,948,634 at December 31, 2003.

At December 31, 2004, the Corporation had working capital of $14 million as compared to $17 million at December 31, 2003. The current working capital is sufficient for the Corporation to meet its on going obligations.

During the year the Corporation strengthened its cash position by the issuance of 2,844,495 shares through a private placement at $3.30 for gross proceeds of $9,386,833. Employees exercised 126,000 stock options, which added $52,900 to the corporation's cash position.

During the year the Corporation repurchased by way of a Normal Course Issuer Bid 137,300 shares of the company at a cost of $454,681.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Corporation invests its cash reserves in liquid, high-grade interest bearing securities.

The Corporation used $12,325,526 cash in operating activities for the twelve months ended December 31, 2004 as compared to $5,354,372 in the year ended December 31, 2003.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs for the commencement of the Phase II/III clinical trial in Canada for MBP8298 and the Phase I clinical trial for HYC750. BioMS will need to approach the equity markets for additional funding to complete the Canadian trial as well as for funding for the European portion of the trial. The Corporation's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Corporation's operations involve certain risks and uncertainties that are inherent to the Corporation's industry. The most significant known risks and uncertainties faced by the Corporation are described below.

Licenses and Patents. The Corporation's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Corporation will bring any competitive advantage to the Corporation, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Corporation's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Corporation's products, that they will not imitate the Corporation's products or that they will not circumvent licenses and patents granted to the Corporation.

Clinical Studies. The Corporation has commenced a Phase II/III clinical trial for it's multiple sclerosis product, MBP8298. This study requires considerable resources from the Corporation. Obtaining positive and conclusive results from this study is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Corporation's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Corporation must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. The Corporation's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Corporation's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Corporation and the parties responsible for drug reimbursement, may select other treatments than those offered by the Corporation.

Competition. The Corporation is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Corporation's. Many of these organizations have marketing capabilities superior to the Corporation's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Corporation will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Corporation to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Corporation to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Corporation's products. Loss of services from a large part of this group or the inability of the Corporation to attract highly qualified personnel could compromise the Corporation's growth.

Volatility of Share Price. The market price of the Corporation's shares is subject to volatility. General market conditions as well as differences between the Corporation's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Corporation's shares.

Harbor Statement. The matters discussed in this annual report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this annual report, as well as for other reasons, actual results could differ materially.

Management's Responsibility for Financial Reporting

The management of BioMS Medical Corp. has prepared the financial statements and all of the information in this annual report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this annual report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of financial statements and financial control operations. The audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.

Kevin Giese
President and Chief Executive Officer

Don Kimak
Chief Financial Officer